111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

December 8, 2020

VIA EDGAR CORRESPONDENCE

Sonny Oh
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VI (the “Trust”)
File Nos. 333-182308; 811-22717

Dear Mr Oh:

The attached blacklines are being filed in connection with the correspondence filed on December 7, 2020 in response to your comments, provided by telephone on November 18, 2020, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on September 29, 2020 (the “Registration Statement”). The Registration Statement relates to the First Trust International Developed Capital Strength ETF (the “Fund”), a series of the Trust.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren